

September 9, 2010

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re: Entergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-11299**

Dear Mr. Leonard:

We have reviewed your response to our comment letter dated September 7, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Consolidated Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital, page 62

1.   We read your response to comment eight from our letter dated August 31, 2010. We note that you intend to add reconciliations of each of the components of equity and equity attributable to Entergy Corporation. Considering that ASC 810-10-50-1A(c) specifically requires that you disclose a reconciliation of the beginning and ending balances for total equity and equity attributable to the parent, please explain to us in more detail how your current and proposed disclosures meet this requirement.

        You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: Theodore H. Bunting, Jr.
    Senior Vice President and Chief Accounting Officer
    Via facsimile to (504) 576-2187